[GRAPHIC OMITTED]                                                      Exhibit 1





                  Bunge Reports Record First Quarter Net Income
                        EPS increases to $0.40 per share


WHITE PLAINS, NY - April 29, 2003 - Bunge Limited (NYSE: BG) reported record first quarter 2003 net income of $40 million, or $0.40 per share, compared to net income of $13 million, or $0.15 per share, in the same quarter of 2002.(1) For the first quarter of 2003, compared to the same period last year:

        o  Volumes grew 57% to 22.8 million metric tons

        o  Gross profit increased 46% to $268 million

        o  Income from operations rose 74% to $118 million

Sales volumes, gross profit and income from operations increased over the same period last year in all three business divisions, producing a strong result in a traditionally weaker quarter. Bunge's results for the first quarter of 2003 included Cereol, which was acquired in October 2002. Increases in sales volumes and margins in the South American agribusiness operations more than offset lower agribusiness results in North America. International marketing benefited from increased sales volumes and favorable margins. Sales of fertilizer products increased, driven by planting for a large second crop. Edible oil products results improved primarily due to the Cereol acquisition.

Alberto Weisser, Bunge's Chairman and Chief Executive Officer, commented: "Our profitability in the first quarter of 2003 was solid. Good performance by our South American agribusiness and international marketing operations offset the difficult oilseed processing margin environment in North America. Aggressive planting by Brazilian farmers for the second crop, or 'safrinha,' drove fertilizer sales and is a favorable indicator for future grain and oilseed production in this region, in addition to the current very large harvest. Cereol made a particularly strong contribution to our edible oil products business line.

"We are very pleased with our progress in the integration of Cereol. A strong management team is in place and focused on the business. The integration is ahead of our original schedule, and we continue to believe all of our targets are achievable. Together we are starting to show the power of the Bunge and Cereol combination.

-------------
1 Effective January 1, 2002, Bunge adopted SFAS No. 142, Goodwill and Other Intangible Assets. As a result of this adoption, Bunge recorded a cumulative effect of a change in accounting principle charge of $14 million, net of tax, for goodwill impairment. Effective January 1, 2002, Bunge adopted SFAS No. 143, Accounting for Asset Retirement Obligations. As a result of this adoption, Bunge recorded a cumulative effect of a change in accounting principle charge of $9 million, net of tax. The results of the first quarter of 2002 have been restated to reflect the impact of the SFAS No. 143 adoption. Net income and net income per share-basic as previously reported were $22 million and $0.26, respectively.

"We are actively adjusting our capacity to the reality of the North American market. Yesterday we announced the idling of our oilseed processing facility in Marion, Ohio. We previously announced idling of the facility at Cairo, Illinois. We believe Bunge is acting prudently by reducing capacity in the face of a difficult market. If conditions do not improve, we may reduce capacity further."

Financial Performance

Agribusiness

Sales volumes increased 65%, and gross profit increased 42%, or $32 million, over the same period last year in Bunge's agribusiness division. Income from operations increased 45%, or $14 million, to $45 million. Sales volumes increased in all three business lines. Agribusiness results were particularly strong in South America, driven by a large harvest that produced strong volumes and margins and offset the weakness in North America. The improved results also reflected the continued growth of Bunge's international marketing operations.

Fertilizers

Sales volumes increased 3%, and gross profit increased 11%, or $6 million, over the same period last year in Bunge's fertilizer division. Income from operations increased 45%, or $13 million, to $42 million. The first quarter of 2002 included an extra month of results from Fosfertil, which had been reporting its results one month in arrears. Excluding this extra month from the first quarter of 2002 results, sales volumes increased 17%, gross profit increased 33%, or $15 million, and income from operations increased 91%, or $20 million.

Aggressive farmer planting for a large second crop and higher fertilizer sales prices drove results in a traditionally weak quarter. Increased international prices for imported fertilizers and raw materials helped increase local margins, as products are priced to import parity. Increased urea prices due to the rising international price of natural gas were particularly helpful. Fosfertil produces urea in Brazil from raw materials not linked to international gas prices. Excluding the extra month of Fosfertil in the 2002 first quarter, 2003 operating costs declined due to cost savings programs and effects of the devaluation of the Brazilian real.

Food Products

Sales volumes increased 51%, and gross profit increased 87%, or $46 million, over the same period last year in Bunge's food products division. Income from operations increased 167%, or $25 million, to $40 million. Edible oil product results were significantly higher due to the inclusion of Cereol's operations in this business line. The soy ingredients business also benefited from the inclusion of Cereol.

On April 2, 2003, The Solae Company was formed. The Solae Company is a soy ingredients joint venture between Bunge and DuPont and a key component in the broader strategic alliance between the two companies. Stage one of Solae's formation consisted of the contribution of Bunge's North American and European ingredients operations and Dupont's Protein Technologies business to the joint venture. Stage two will involve the sale of Bunge's Brazilian soy ingredient operations to The Solae Company. This is targeted for completion in May 2003.

In addition, the expansion of Bunge's existing Saipol joint venture with Sofiproteol, the financial arm of the French oilseed farmer's cooperative, through the sale of the Lesieur bottled oil business in France to Saipol, is well underway. This transaction is targeted for completion in the third quarter of 2003.

Operating Performance(2) (formerly Operating Results)

Operating performance is a non-GAAP measure that reflects the inclusion of the financial costs of carrying operating working capital, including the foreign exchange on debt financing operating working capital, in income from operations. Operating performance increased 115% to $114 million in the first quarter of 2003 from $53 million in the same period in 2002. The increase was primarily due to improved income from operations in all three business divisions and to the acquisition of Cereol.

Non-operating income (expense) - net

Non-operating income (expense) - net increased $12 million, primarily due to higher interest expense caused by higher levels of debt incurred to acquire Cereol and debt assumed in the acquisition. Also, in the latter half of 2002, the company issued long-term debt at relatively higher interest rates to reduce its reliance on short-term debt. Partially offsetting the increase in interest expense were foreign exchange gains that resulted from the 5% appreciation in the value of the Brazilian real against the U.S. dollar in the first quarter of 2003. These gains were offset by marked-to-market losses on U.S. dollar denominated inventory contained in cost of goods sold. During the first quarter of 2003, the value of the Argentine peso appreciated 13% against the U.S. dollar, resulting in exchange losses on the company's U.S. dollar long-position, which is in contrast to exchange gains recognized in the same period last year, when the peso devalued by 45% relative to the U.S. dollar.

Non-operating income (expense) - net consists of income and (expense) items as follows:

                                                      Three Months Ended
(US$ in millions)                                        March 31,
                                               -------------------------------
                                                     2003             2002
                                               --------------  ---------------
Interest income                                       $ 31             $ 33
Interest expense                                       (56)             (38)
Interest expense on debt financing readily
    marketable inventories                              (4)              (4)
Foreign exchange                                         7               (5)
Other income                                             1                5
                                               --------------  ---------------
    Total non-operating income (expense) - net       $ (21)            $ (9)
                                               ==============  ===============

----------------
2 Operating performance is a non-GAAP measure and it is not intended to replace income from operations. The information required by Regulation G under the Securities Exchange Act of 1934 is included in the tables attached to this press release.

Net Income

Net income increased to $40 million in the first quarter of 2003 from $13 million in the first quarter of 2002.

First quarter 2002 net income was increased by $18 million, or $0.21 per share, as a result of tax credits relating to refunds of prior year's taxes and reversals of deferred tax asset valuation allowances.

In addition, in 2002, the company recorded a goodwill impairment charge of $14 million, net of tax, resulting from the adoption of SFAS No. 142, Goodwill and Other Intangibles, and a $9 million charge, net of tax, resulting from the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, as a cumulative effect of change in accounting principles.

Net Financial Debt(3)

Net financial debt is a non-GAAP measure that is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents and marketable securities. Net financial debt at March 31, 2003, increased $1,485 million to $2,985 million compared to $1,500 million at March 31, 2002, due to the acquisition of Cereol. Excluding the acquisition of Cereol, net financial debt would have decreased by $123 million.


Outlook


Bill Wells, Chief Financial Officer, stated: "We are pleased with the strong start to the year. As we expected, strength in our South American agribusiness is compensating for weaker results in North America caused by last year's difficult harvest, demonstrating the value of global balance in our footprint. Our global distribution capabilities allow us to reposition rapidly with changing market circumstances, enhancing our ability to offset difficult conditions in any particular region. A rapid start to the year in fertilizer is a good sign for both results in this segment and the future production of grains and oilseeds. In edible oil products, Cereol is making a meaningful contribution, and the integration is ahead of schedule.

"We believe the operating outlook for our business is in line with our previously issued earnings guidance for the second quarter and the full year. The second stage of the formation of The Solae Company is expected to close in May and is likely to produce material gains on sale. Upon closing of this transaction, we will update guidance for the quarter and the year to reflect these gains."

---------------

3 Net financial debt is a non-GAAP measure and it is not intended to replace total debt. The information required by Regulation G under the Securities Exchange Act of 1934 is included in the tables attached to this press release.

Conference Call and Webcast Information

Bunge Limited's management will host a conference call at 10:00 a.m. EDT on April 29 to discuss the company's first quarter results.

To listen to the conference call, please dial (913) 981-5571, or, if located outside of the United States, dial (800) 406-5345. Please dial in five to ten minutes before the scheduled start time. When prompted, state passcode number '53485'. The conference call will also be available live on the company's Web site at www.bunge.com.

To access the webcast, go to the Bunge Web site and select 'Upcoming Events' from the left navigation menu. Click the 'Webcast' link for the 'Q1 2003 Bunge Limited Conference Call'. Follow the prompts to access the call. Please go to the Web site at least 15 minutes prior to the start of the call to register and to download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the call will be available beginning at 2:00 p.m. EDT on April 29, and continuing through May 29, 2003. To listen to the replay, please dial (719) 457-0820, or, if located outside of the United States, dial (888) 203-1112. When prompted, state passcode number '317209'. A rebroadcast of the conference call will also be available on the company's Web site beginning at 2:00 p.m. EDT on April 29, and continuing through 12:00 p.m. EDT on May 29, 2003. To locate the rebroadcast on the Web site, select 'News & Information from the left navigation menu. Open the Audio Archive' subcategory and select the 'Replay' link for the 'Q1 2003 Bunge Limited Conference Call'. Follow the prompts to access the replay.

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities. Founded in 1818 and headquartered in White Plains, New York, Bunge has over 25,000 employees and locations in 28 countries. Bunge is the largest processor of soybeans in the Americas, the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.



Summary of Results
(In millions, except volumes, per share data and percentages)
-----------------------------------------------------------------------------------------------------

                                                              Quarter Ended                Percent
                                                   -------------------------------------
                                                      03/31/2003          03/31/2002        Change
                                                   -----------------   -----------------  -----------
Volumes (in thousands of metric tons)                    22,811              14,575           57%
Net sales                                                $4,884              $2,684           82%
Gross profit                                                268                 184           46%
Income from operations                                      118                  68           74%
Non-operating income (expense) - net                        (21)                 (9)         133%
Income tax expense                                          (37)                 (3)            -
Income from continuing operations before
    minority interest                                        60                  56            7%
Minority interest                                           (20)                (20)           -%
Income from continuing operations                            40                  36           11%
Cumulative effect of change in accounting
   principles, net of tax of $6 (2002) (1)                    -                 (23)            -
Net income                                             $     40            $     13          208%

Earnings per common share - basic:
Income from continuing operations                       $   .40            $    .42          (5)%
Cumulative effect of change in accounting
       principles                                             -                (.27)           -
                                                   -----------------   -----------------
Net income per share                                    $   .40            $    .15          167%
                                                   =================   =================

Weighted average number of shares outstanding        99,585,970          85,580,221

-----------------------------------------------------------------------------------------------------
Management's Performance Measurements
EBITDA less interest on debt financing readily
  marketable inventories (2)                            $   163             $   107           52%
Operating performance (2)                                   114                  53          115%

                                                               At March 31,                              At Dec. 31,
                                                   -------------------------------------
                                                         2003                2002                          2002
                                                   -----------------   -----------------             ------------------
Net financial debt (2)                                   $2,985              $1,500           99%        $2,921
Net financial debt less readily marketable
inventories (2)                                           1,353                 503          169%         1,404
Readily marketable inventories (3)                       $1,632             $   997           64%        $1,517
-----------------------------------------------------------------------------------------------------------------------

(1) Effective January 1, 2002, Bunge adopted SFAS No. 142, Goodwill and Other Intangibles. As a result of the SFAS No. 142 adoption, in the first quarter of 2002, Bunge recorded a charge of $14 million, net of tax, representing a write-off of goodwill in the milling and baking products segment. Effective January 1, 2002, Bunge adopted SFAS No. 143, Accounting for Asset Retirement Obligations. As a result of the early adoption of SFAS No. 143, Bunge recorded a cumulative effect of a change in accounting principle charge of $9 million, net of tax.

(2) Management uses selected non-GAAP performance measures for purposes of assessing profitability, leverage capacity and solvency. In accordance with Regulation G, a reconciliation of these measures to the most directly comparable US GAAP measure is provided in the section "Reconciliation of Non-GAAP Measures", included in this release.

(3) Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

Segment Results
(In millions, except volumes and percentages)
--------------------------------------------------------------------------------


                                               Bunge Limited and Consolidated
                                                        Subsidiaries                           Cereol (2)
                                                       Quarter Ended              Percent    Quarter Ended
                                              ---------------------------------             -----------------
                                                03/31/2003       03/31/2002        Change      03/31/2003
                                              ---------------  ----------------    ------      ----------
Volumes (in thousands of metric tons)
    Agribusiness                                   19,101           11,545           65%          3,122
    Fertilizer                                      1,861            1,809            3%              -

      Edible Oil Products                             859              356          141%            496
      Milling and Baking Products (1)                 858              837            3%              -
      Other (1)                                       132               28          371%            105
                                              ---------------  ----------------             -----------------
         Food Products                              1,849            1,221           51%            601
                                              ---------------  ----------------             -----------------
Total                                              22,811           14,575           57%          3,723
                                              ===============  ================             =================

Gross Profit
    Agribusiness                                    $ 109           $   77           42%            $18
    Fertilizer                                         60               54           11%              -

      Edible Oil Products                              64               25          156%             42
      Milling and Baking Products (1)                  18               22         (18)%              -
      Other (1)                                        17                6          183%              8
                                              ---------------  ----------------             -----------------
         Food Products                                 99               53           87%             50
                                              ---------------  ----------------             -----------------
Total                                               $ 268            $ 184           46%            $68
                                              ===============  ================             =================

Income from Operations
    Agribusiness                                   $   45           $   31           45%           $  -
    Fertilizer                                         42               29           45%

      Edible Oil Products                              27                6          350%             19
      Milling and Baking Products (1)                   3                6         (50)%              -
      Other (1)                                        10                3          233%              4
                                              ---------------  ----------------             -----------------
             Food Products                             40               15          167%             23
                                              ---------------  ----------------             -----------------
    Unallocated
                                              (9)              (7)                          (3)
                                              ---------------  ----------------             -----------------
Total                                               $ 118           $   68           74%            $20
                                              ===============  ================             =================





     ---------------------------------------------------------------------------
     (1) In the first quarter of 2003, Bunge changed the name of its wheat milling and bakery products segment to milling and baking products in connection with the reclassification of its corn milling products business line from the other segment to the milling and baking products segment. As a result of this change, the other segment will consist of soy ingredients until its assets are fully contributed to the joint venture Solae LLC. First quarter 2002 amounts have been reclassified to reflect this change.

     (2) Effective October 2002, Cereol is a consolidated subsidiary of Bunge and its results of operations are included in Bunge's consolidated results of operations for the quarter ended March 31, 2003. Cereol's volume, gross profit and income from operations by segment, as prepared under US GAAP, are being presented separately for informational purposes only.

Reconciliation of Non-GAAP Measures

This earnings release contains "non-GAAP financial measures" as this term is defined in Regulation G. In accordance with Regulation G, Bunge has reconciled the most directly comparable US GAAP measure to the non-GAAP financial measures.

EBITDA Less Interest On Debt Financing Readily Marketable Inventories

Below is a reconciliation of income from operations to earnings before interest, tax, depreciation and amortization ("EBITDA") less interest expense on debt financing readily marketable inventories:


                                      Quarter Ended
                                ------------------------
(US$ in millions)               03/31/03        03/31/02
-----------------               --------        --------
Income from operations          $  118          $    68
Depreciation, depletion
 & amortization                     49               43
Interest expense on debt
 financing readily marketable
 inventories                        (4)              (4)
                                ------          ---------
EBITDA less interest expense
 on debt financing readily
 marketable inventories         $  163          $   107
                                ======          =========

EBITDA less interest on debt financing readily marketable inventories is defined as income from operations plus depreciation, depletion and amortization less interest expense on debt financing readily marketable inventories. This measure was titled "adjusted EBITDA" in our previous earnings releases. EBITDA less interest expense on debt financing readily marketable inventories is presented because management believes it is a meaningful measure of Bunge's profitability performance, and ability to fund capital expenditures and meet future debt service and working capital requirements. EBITDA less interest expense on debt financing readily marketable inventories is not a measure of financial performance under US GAAP and should not be considered as an alternative to (i) income from operations or any other measure of performance under US GAAP as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of financial performance or as a measure of liquidity.

Operating Performance

Below is a reconciliation of income from operations to operating performance:

                                        Quarter Ended
                                ------------------------
(US$ in millions)               03/31/03        03/31/02
-----------------               --------        --------
Income from operations          $  118          $    68
Net interest expense
 allocated to working capital      (14)             (11)
Foreign exchange allocated
 to working capital                 10               (4)
                                ------          --------
Operating performance           $  114               53
                                ======          ========


Operating performance is income from operations reduced by an allocation of net interest expense (interest income less interest expense) attributable to the financing of operating working capital, including interest expense on debt financing readily marketable inventories, and increased by the net interest income on advances made to farmers. In addition, a portion of the foreign exchange results relating to debt financing operating working capital including readily marketable inventories is added for gains or deducted for losses from income from operations to derive operating performance. This measure was titled "operating results" in our 2002 earnings releases. Operating performance is a key performance measurement used by management to evaluate whether profitability covers financing costs. Management believes operating performance is a more complete measure of Bunge's operating profitability since it allocates the cost of debt financing working capital, including the related foreign exchange gains or losses, to operating rather than non-operating activities. Operating performance is not a measure of operating results under US GAAP and should not be considered as an alternative to income from operations or any other measure of operating results under US GAAP.

Net Financial Debt

Below is a reconciliation of total long-term and short-term debt to net financial debt and to net financial debt less readily marketable inventories:

                                                       At March 31,
                                                    -----------------
(US$ in millions)                                   2003         2002
-----------------                                   ----         ----

Short-term debt                                $   1,178    $    821

Long-term debt, including current portion          2,216         927
                                               ---------     -------
Total debt                                         3,394       1,748

Less:
 Cash and cash equivalents                           396         234

 Marketable securities                                13          14
                                               ---------     -------

Net financial debt                                 2,985       1,500

Less: Readily marketable inventories               1,632         997
Net financial debt less readily marketable     ---------     -------
inventories                                    $   1,353     $   503
                                               =========     =======

                                                        At March 31,
                                                    ------------------
(US$ in millions)                                   2003       2002    Variance
-----------------                                 ------      ------   --------
Net financial debt                                $ 2,985     $1,500   $1,485
Less:
  Cereol acqusition debt and the debt assumed
  in the acquisition                                1,608        -      1,608
                                                  -------     ------   -------
                                                  $ 1,377     $1,500   $ (123)
                                                  =======     ======   =======

Net financial debt is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents and marketable securities. Net financial debt is presented because management believes it represents a meaningful measure of Bunge's leverage capacity and solvency. Net financial debt is not a measure of solvency under US GAAP and should not be considered as an alternative to total debt as a measure of solvency.

Net financial debt less readily marketable inventories ("Net financial debt less RMI") is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents, marketable securities and readily marketable inventories. This measure was titled "adjusted net financial debt" in our previous earnings releases. Net financial debt less RMI is presented because management believes it represents a more complete picture of Bunge's leverage capacity and solvency since it adjusts for readily marketable inventories. Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Net financial debt less RMI is not a measure of leverage capacity and solvency under US GAAP and should not be considered as an alternative to total debt as a measure of solvency.